VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Stickel

Re:	Nordic American Tankers Limited - Registration Statement on Form F-3 (File No. 333- 228603)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the "Act"), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form F-3 (File No. 333-228603) filed by Nordic American Tankers Limited on November 30, 2018:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine."

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Gary Wolfe of Seward and Kissel LLP at (212) 574-1223 or wolfe@sewkis.com.

Kind regards, /s/ Herbjørn Hansson Herbjørn Hansson Chief Executive Officer Nordic American Tankers Limited